

Mail Stop 3720

July 29, 2008

<u>Via U.S. Mail</u>

Guy Nissenson
President and Chief Executive Officer
Xfone, Inc.
5307 W. Loop 289
Lubbock, Texas 79414

   RE: **Xfone, Inc.**
     Form 10-K for the Year ended December 31, 2007
     File No. 1-32521
     Filed March 31, 2008 and amended on April 15, 2008 and July 25, 2008

Dear Mr. Nissenson:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

       Sincerely,

       Larry Spirgel
       Assistant Director